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LORUS THERAPEUTICS ANNOUNCES PRESENTATION

ON GTI-2040 UPTAKE BY TUMOR CELLS IN

ACUTE MYELOID LEUKEMIA

- Presentation at the American Association of

Pharmaceutical Scientists Meeting -

Toronto, Canada, November 1, 2006 – Lorus Therapeutics Inc. (“Lorus”) (TSX: LOR; AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announces presentation of GTI-2040 pharmacokinetics in patients with acute myeloid leukemia at the American Association of Pharmaceutical Scientists (AAPS) Meeting in San Antonio, TX (October 29-November 2, 2006).

The presentation entitled “Population Pharmacokinetics (PK) of GTI-2040 in Patients with Acute Myeloid Leukemia (AML)” reports uptake of GTI-2040 in distinct subcellular compartments of leukemic cells at levels that exceeded plasma levels. The uptake of GTI-2040 was measured through an ultra-sensitive analytic method.

The results of this study identified specific patterns of intracellular distribution of the parent drug predictive of both biologic and clinical responses. These data are consistent with previous findings, showing that GTI-2040 levels in circulating leukemic cells were 2.7 times higher and more sustained than values seen in plasma. The levels were even greater in leukemic blast cells in bone marrow, which is the primary target tissue in the treatment of leukemia.

“These data provide further support for our GTI-2040 antisense program, particularly in the treatment of AML where direct measurement of the effects of GTI-2040 in leukemic blast cells can result in a better assessment of therapeutic benefit,” said Dr. Aiping Young, President and Chief Executive Officer of Lorus. “The sophisticated and highly sensitive methodologies developed and used in Dr. Chan’s laboratory will allow us to better demonstrate the correlations between drug plasma and tissue levels, target downregulation, and disease response in future leukemia clinical trials. We will continue to focus on target validation, including cellular uptake and activity of our drugs as part of our clinical development strategy.”

The pharmacokinetic studies with GTI-2040 presented in this study are part of an ongoing investigation of GTI-2040 combination therapy with cytarabine in patients with refractory and relapsed AML. These studies are conducted at Ohio State University under the direction of Dr. Guido Marcucci and sponsored by the Cancer Therapy Evaluation Program (CTEP) of the US National Cancer Institute under the Clinical Trials Agreement with Lorus.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential.

About Lorus

Lorus is a publicly traded biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing will be done in cooperation with strategic pharmaceutical partners.  Lorus has completed one Phase II and one Phase III clinical trial. Lorus has several product candidates in multiple Phase II clinical trials.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

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Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations; the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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